UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)

Under the Securities Exchange Act of 1934

SEABRIDGE GOLD INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

811916105

(CUSIP Number)

Robert A. Grauman, Esq.

Baker & McKenzie LLP

452 Fifth Avenue

New York NY 10018

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 811916105

1.	Names of Reporting Persons. FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 8,556,232
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 8,556,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,556,232

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person CO

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CUSIP No. 811916105

1.	Names of Reporting Persons. PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 8,001,232
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 8,001,232
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,001,232

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 17.6%
14.	Type of Reporting Person CO

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CUSIP No. 811916105

1.	Names of Reporting Persons. ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF, PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 21,700
	8.	Shared Voting Power 8,827,932
	9.	Sole Dispositive Power 21,700
	10.	Shared Dispositive Power 8,827,932
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,849,632

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒
13.	Percent of Class Represented by Amount in Row (11) 19.4%
14.	Type of Reporting Person IN

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CUSIP No. 811916105

1.	Names of Reporting Persons. NANCY FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 29,125
	8.	Shared Voting Power 271,700
	9.	Sole Dispositive Power 29,125
	10.	Shared Dispositive Power 271,700
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,825

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%
14.	Type of Reporting Person IN

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CUSIP No. 811916105

1.	Names of Reporting Persons. THE BUCKINGHAM CHARITABLE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%
14.	Type of Reporting Person OO

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The Statement on Schedule 13D dated and filed April 1, 2009 filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada (“FCMI”), Pan Atlantic Bank and Trust Ltd., a Barbados company (“PABTL”), Ms. Nancy Friedberg, an individual, and Mr. Albert D. Friedberg, an individual, as amended by Amendment No. 1 thereto dated and filed November 18, 2009 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and by Friedberg Global-Macro Hedge Fund Ltd., a Cayman Island Company (“Global-Macro Fund”) and Friedberg Mercantile Group Ltd., a Canadian corporation (“FMG”) as additional parties to the Schedule 13D, and by Amendment No. 2 thereto dated and filed January 22, 2010 by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, Global-Macro Fund and FMG (as so amended, the “Statement”), relating to the common stock, $0.001 par value (the “Common Shares”), of Seabridge Gold Inc., a Canadian corporation (the “Issuer”), is hereby amended with respect to the items set forth below in this Amendment No. 3. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Statement.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Effective with this Amendment No. 3, this Schedule 13D is being filed by FCMI, PABTL, Ms. Friedberg, Mr. Friedberg and The Buckingham Charitable Foundation (“Buckingham” and, collectively, with FCMI, PABTL, Ms. Friedberg, Mr. Friedberg, the “Filing Persons”). As disclosed in Schedule 13D (Amendment No. 2), Global-Macro Fund and FMG ceased to be parties to the Schedule 13D upon the filing of Amendment No. 2.

The following sets forth certain information regarding the Filing Persons:

FCMI. FCMI is an Ontario, Canada corporation having its registered and principal business office at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. FCMI’s principal business is management of its own investment portfolio.

PABTL. PABTL is a Barbados company registered under the International Financial Services Act 2002 of Barbados and is a wholly-owned subsidiary of FCMI. PABTL’s registered and principal business office is located at Musson Building, Second Floor, Hincks Street, P.O. Box 982, Bridgetown, Barbados, West Indies. The principal business of PABTL is treasury activity, merchant banking, securities trading, hedging and longer term investments in public and private securities and debt instruments.

ALBERT D. FRIEDBERG. Albert D. Friedberg is an individual and a citizen of Canada. Mr. Friedberg’s principal occupation is President and Director of FCMI. FCMI is the Friedberg family investment holding vehicle having its principal place of business at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. All of the outstanding shares of FCMI are held by Mr. Friedberg, members of his family, and trusts for the benefit of members of his family. Albert D. Friedberg retains possession of the voting and dispositive power over the FCMI shares held by members of the Friedberg family and trusts for the benefit of members of his family and, as a result, controls and may be deemed to be the beneficial owner of 100% of the outstanding shares and sole controlling person of FCMI. By virtue of his control of FCMI, Mr. Friedberg may be deemed to possess voting and dispositive power over the shares owned directly by FCMI and by its wholly-owned subsidiary, PABTL.

NANCY FRIEDBERG. Nancy Friedberg is an individual and a citizen of Canada. Ms. Friedberg is the wife of Albert D. Friedberg and her principal occupation is homemaker. Her address is 467 Lytton Boulevard, Toronto, Ontario M5N 1S5.

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BUCKINGHAM. Buckingham is a charitable trust organized under the laws of Canada. Its address is Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3. It is engaged in providing funds for educational and charitable purposes.

The sole directors of FCMI are Mr. Friedberg and Mr. Dan Scheiner, and the sole officers of FCMI are Mr. Friedberg, President, and Mr. Scheiner, who is Vice President of FCMI. Information regarding Mr. Friedberg is set forth above. Mr. Scheiner is a Canadian citizen. His principal occupation is as counsel to FMG, a Canadian broker-dealer and part of the Friedberg group of companies. FMG’s principal business office is at Suite 250, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.

Information with respect to the directors and sole officer of PABTL is set forth in Schedule A to this Schedule 13D.

The trustees of Buckingham are Mr. Friedberg, Ms. Friedberg and Ms. Brenda Lev. Information regarding Mr. Friedberg and Ms. Friedberg is set forth above. Ms. Lev is a Canadian citizen. She is employed by FMG as an Executive Assistant to Mr. Friedberg, where her responsibilities include administering Mr. Friedberg’s philanthropic activities.

During the last five years, none of the Filing Persons and to their knowledge, none of the directors. officers or trustees of FCMI, PABTL or Buckingham has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor was any of them a party to a civil proceeding of a United States judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by the addition of the following information:

The total consideration for the 250,000 shares purchased by Buckingham reported in Item 5 was CDN $2,375,000.00. Buckingham obtained the funds used to acquire such shares from funds on hand.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

Buckingham acquired the 250,000 Common Shares reported in Item 5 for investment, in the ordinary course of its investment activities supporting its charitable purposes.

Depending on various factors, including the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, the market price of the Common Shares, other investment opportunities available to the Filing Persons, conditions in the securities markets and general economic and industry conditions, the Filing Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, and may, from time to time, acquire or cause affiliates to acquire additional Common Shares of the Issuer, dispose of some or all of their Common Shares or cause affiliates to acquired or dispose of Common Shares of the Issuer, and/or continue to hold the Common Shares of the Issuer.

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Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

On July 3, 2013, Buckingham completed the purchaser of 250,000 Common Shares in a private transaction for an aggregate purchase price of CDN $2,375,000.

Item 5 of the Schedule 13D is hereby further amended by deleting the information (including the tables provided as part of such information) set forth in Schedule 13D (Amendment No. 2) regarding beneficial ownership of the Issuer’s Common Shares by FCMI, PABTL, Ms. Friedberg and Mr. Friedberg and by the directors and officers of FMG, and replacing the deleted information with the following information regarding the Filing Persons’ beneficial ownership of the Common Shares:

On the date of this Schedule 13D (Amendment No. 3), the Filing Persons are the beneficial owners of, in the aggregate, 8,878,757 Common Shares, representing 19.5% of the Issuer’s outstanding Common Shares. The Filing Persons’ percentage beneficial ownership has been computed as a percentage of 45,556,876 Common Shares outstanding on May 6, 2013, as reported by the Issuer in its Management Proxy Circular dated May 10, 2013 furnished to the Securities and Exchange Commission by the Issuer under cover of the Issuer’s Report on Form 6-K on May 23, 2013. The number of Common Shares and the percentage of the Issuer’s Common Shares beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially

PABTL	8,001,232	17.6%	8,001,232		17.6%
FCMI	555,000	1.2%	8,556,232	[1]	18.8%[1]
Buckingham	250,000	0.5%	250,000	[2]	0.5%[2]
Nancy Friedberg	50,825	0.1%	300,825	[3]	0.6%[3]
Albert Friedberg	21,700	0.05%	8,849,632	[4]	19.4%[4]

[1]	Includes 8,001,232 shares owned directly by PABTL.

[2]	Voting and dispositive power over the Common Shares held by Buckingham is exercisable by any of its trustees, acting individually. In practice, such authority is exercised solely by Mr. Friedberg and by Ms. Friedberg.

[3]	Includes 21,700 shares held in a retirement account for the benefit of Ms. Friedberg, 29,125 shares owned directly by Ms. Friedberg, and 250,000 shares owned directly by Buckingham (see note 2).

[4]	Includes 8,001,232 shares owned directly by PABTL, 555,000 shares owned directly by FCMI, 43,400 shares held in a retirement account (21,700 shares for the benefit of each of Mr. Friedberg and Ms. Friedberg), and 250,000 shares owned directly by Buckingham (see note 2). Excludes 29,125 shares owned directly by Ms. Friedberg, the wife of Mr. Friedberg, with respect to which Mr. Friedberg disclaims beneficial ownership.

All shares reported as beneficially owned by FCMI, PABTL, Nancy Friedberg, Albert D. Friedberg and Buckingham are presently outstanding. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock beneficially owned by FCMI. By virtue of his control of FCMI, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiary, PABTL. As trustees of Buckingham, each of Mr. Friedberg and Ms. Friedberg possesses voting and dispositive power over the Common Shares owned by Buckingham and may be deemed to share beneficial ownership of such Common Shares. Except for such beneficial ownership by Albert D. Friedberg and by Ms. Friedberg, none of the directors or officers of FCMI or PABTL, and none of the trustees of Buckingham, beneficially own any Common Shares.

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Except for Buckingham’s purchase of 250,000 Common Shares, as reported above, none of the Filing Persons, and none of their respective directors, officers or trustees has effected any transactions in the Issuer’s Common Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 3).

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit to this Schedule 13D:

Exhibit	Agreement

99.3	Joint Filing Agreement among the Filing Persons
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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2013

FCMI FINANCIAL CORPORATION

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Executive Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

By:	/s/ Robert Bourque
Name: Robert Bourque
Title: Managing Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG, individually

/s/ Nancy Friedberg
Name: Nancy Friedberg

THE BUCKINGHAM CHARITABLE FOUNDATION

By:	/s/Albert D. Friedberg
Name: Albert D. Friedberg
Title: Trustee
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SCHEDULE A

The members of the board of directors of Pan Atlantic Bank and Trust Limited, their present principal occupations or employment (including the name, principal business and address of any such employer), and their residential addresses, are set forth below. Except as set forth below, the business address of all members of the board of directors is “Whitepark House,” 1st Floor, Whitepark Road, St. Michael BB11135, Barbados. Messrs. Newsam, Weatherhead and Prescod are citizens of Barbados. Mr. Begg is a citizen of Bermuda and Canada; Mr. Bourque is a citizen of Canada.

Name	Principal Occupation or Employment

Curtis Begg	Managing Director, Barrington Investments Limited Garden Cottage 15 Queen Street Hamilton, HM 11 Bermuda

Douglas A. Newsam	Retired, Former Banker

Peter A. Weatherhead	Retired, Former Banker

Gale B. Prescod	Attorney-at-Law, Thompson & Associates Dewsbury House, Aquatic Gap Bay Street, St. Michael Barbados

Robert J. Bourque	Managing Director, Pan Atlantic Bank and Trust Limited

The only corporate officer of Pan Atlantic Bank and Trust Limited is the corporate secretary. The name and business address of the corporate secretary is The Corporate Secretary Limited, White Park House, White Park Road, St. Michael BB11135, Barbados. The corporate secretary functions solely in an administrative capacity.

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